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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7 )*



                        Allou Health & Beauty Care, Inc.
                ---------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.001 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                   019782 10 1
              ----------------------------------------------------
                                 (CUSIP Number)





SEC 1745 (2-95)

                                Page 1 of 5 pages

CUSIP No.   019782  10  1                 13G                  Page 2 of 5 Pages
          ------------------                                       ---  ---


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Jack Jacobs

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)
                     N/A
                                                                        (b)
    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                           621,250
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH               6      SHARED VOTING POWER

                                            -0-
                            7      SOLE DISPOSITIVE POWER

                                            621,250
                            8      SHARED DISPOSITIVE POWER

                                            -0-

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 621,250

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

                 N/A

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 9.1%

12      TYPE OF REPORTING PERSON*

                 IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)
                                Page 2 of 5 pages

CUSIP No.  019782  10  1                    13G                Page 4 of 5 Pages
         ------------------------                                  ---  ---


         Except as to Item 4, no change has occurred with respect to the answer to any items of this Schedule from the information last reported in respect of such item.

Item 4.                    Ownership.  As of December 31, 1998:

                           (a)      Amount beneficially owned: 621,250 shares.

                                    (i) Includes the following shares of Class A
                           Common Stock, par value $.001 per share (the "Class A Common Stock"), held by Mr. Jacobs: 25,000 shares of Class A Common Stock held by Mr. Jacobs; 34,000 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $7.70 per share; 30,000 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.60 per share; and 37,500 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.47 per share. Does not include the folowing shares of Class A Common Stock held by Mr. Jacobs that he does not have the right to acquire within 60 days: 10,000 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.60 per share; and 37,500 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.47 per share; and 65,000 shares of Class A Common Stock issuable upon exercise of Stock Options held by Mr. Jacobs and exercisable at $4.40 per share.

                                    (ii) Includes the following  shares of Class
                           B Common Stock, par value $.001 per share (the "Class B Common Stock"), held by Mr. Jacobs: 293,750 shares of Class B Common Stock held by Mr. Jacobs; 66,000 shares of Class B Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $7.70 per share, 35,000 shares of Class B Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.47 per share; and 100,000 shares of Class B Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercised at $5.80. Does not include the following shares of Class B Common Stock held by Mr. Jacobs that he does not have the right to acquire within 60 days: 35,000 shares of Class B Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.47 per share.

                                    Each share of Class B Common  Stock has five
                           votes per share; each share of Class A Common Stock has one vote per share such Class B Common Stock is convertible at any time into Class A Common Stock on a share for share basis.


                                Page 3 of 5 pages

CUSIP No.  019782  10  1                     13G               Page 4 of 5 Pages
         ------------------------                                  --   --


                           (b) Percent of Class:  9.1%

                           (c) Number of shares as to which such person has:

                                    (i)   sole power to vote or direct the vote:
                                            621,250

                                    (ii)  shared  power  to vote or  direct  the
                                          vote:   None

                                    (iii)  sole  power  to dispose or direct the
                                           disposition of: 621,250

                                    (iv)  shared  power to dispose or direct the
                                          disposition of:

                                            None



                                Page 4 of 5 pages

CUSIP No.  019782  10  1                  13G                  Page 5 of 5 Pages
         -----------------------                                   ---  ---



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                              February 9, 1999
                                                          ----------------------
                                                                      Date

                                                            /s/    Jack Jacobs
                                                          ----------------------
                                                                    Signature

                                                                   Jack Jacobs
                                                          ----------------------
                                                                    Name


                                Page 5 of 5 pages